UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Re Annual Report

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated March 16, 2011 in relation to the registrant’s release of Annual Report and filing of Annual Report on Form 20-F for the 52 week period ended December 31, 2010
1.2	Regulatory announcement dated March 16, 2011 in relation to the registrant’s publication of Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: March 16, 2011	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Re Annual Report
RNS Number : 0205D
CSR plc
16 March 2011

16 March 2011
CSR plc

Release of Annual Report and Filing of Annual Report on Form 20-F for the 52 week period ended 31 December 2010

CSR plc has mailed to shareholders its Annual Report and financial statements for the 52 week period ended 31 December 2010, together with the Notice of Annual General Meeting to be held on Wednesday 18 May 2011 at the offices of Slaughter & May, One Bunhill Row, London EC1Y 8YY.

A copy of the Annual Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

CSR will file today with the United States Securities and Exchange Commission (the "SEC") its Annual Report on Form 20-F for the 52 week period ended 31 December 2010.

SEC filings may be accessed through the SEC's EDGAR database at www.sec.gov.

Ends

Enquiries:

CSR plc Will Gardiner, Chief Financial Officer Cynthia Alers, Director, Investor Relations Tel: +44 (0) 1223 692 000

FD UK
James Melville-Ross Haya Herbert-Burns Tracey Bowditch Tel: +44 (0) 20 7831 3113

This information is provided by RNS The company news service from the London Stock Exchange
END ACSSFLEFIFFSEDD

Exhibit 1.2

Annual Report
RNS Number : 0199D
CSR plc
16 March 2011

16 March 2011
CSR plc

PUBLICATION OF ANNUAL REPORT

CSR plc (the "Company") announces that its annual report for the 52 weeks ended 31 December 2010 (the "Annual Report") has been published today and is available on its website, www.csr.com.

The Company released its financial results for the 52 week period ended 31 December 2010 on 9 February 2011, which contained audited financial statements of the Company and a review of the business.

In addition to the information in that announcement, in accordance with DTR 6.3.5(2)(b), we also set out below the following extracts from the Annual Report in full text form as approved by the Board on 8 February 2011.

1.      Directors Report - Chairman's statement

The Annual Report contains the following statement from the Chairman.

CSR made good progress in 2010 further strengthening our product portfolio, building on our leading technologies and enhancing our own processes, at the same time as the global economy began to emerge from the worst of the downturn. We continue to look forward with confidence and the introduction during 2011 of a dividend policy is a clear expression of the Board's confidence in your Company's strategy, its product portfolio and its future financial performance.

Following a significant uplift in revenue during the first six months of the year, against 2009 we saw a slight downturn in the second half as the global economy slowed to a more sustainable level. Although our performance was positive in the circumstances, it was impacted by falling sales at one of our major customers and exacerbated by a rapid shift in consumer demand from feature phones, where we have proven strengths, towards smartphones, where we are not presently so well-positioned. We are addressing this issue and believe that our product portfolio will win additional smartphone business as we introduce our 40nm multi radio combo chip technology.

As the Business and Financial Review will cover in more detail, the year was characterised by a marked increase in revenue in the non-phone market segments, with both the Automotive & PND and Audio & Consumer businesses performing well.

Total revenue for the year was $800.6 million, up by 33% on 2009 and an increase of 17% when compared to a 2009 revenue comparative which includes SiRF's first half revenue pre-acquisition of $82.5 million (as derived from SiRF's accounting records) as well as CSR's IFRS revenue of $601.4 million. The operating loss for the year was $6.3 million, against a loss of $15.9 million in the previous year. This year's loss reflects an exceptional charge of $59.8 million arising in the fourth quarter from the litigation settlement with Broadcom Corporation which we announced on 11 January 2011. Underlying operating profit rose from $26.9 million in 2009 to $79.0 million in 2010.

Maiden dividend and share buy-back
Joep van Beurden and much of his senior team are well established, and the benefits of their continued focus on the Connectivity Centre are feeding through to results, as anticipated. We are continuing to expand the customer segments we address and CSR technology is being adopted by many different consumer electronics segments in increasing volumes, from cameras and TVs to automotive, which includes systems for two-wheeled vehicles as well as for cars.

Reflecting our confidence in the growth prospects and the strong underlying cash generation of the Company, your Board announced its intention to propose a maiden full year dividend in respect of the 2010 financial year. The Board is proposing the Company's first dividend of $0.065 (£0.04) per share in respect of the 2010 financial year, representing 2/3 of a notional $0.098 (£0.06) per share full year dividend that would have been paid if the Company had commenced payment of dividends sooner. It is the Board's intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the Annual General Meeting to be held on 18 May 2011, the dividend will be paid on 3 June 2011 to shareholders of record on 13 May 2011. The dividend will be paid in sterling and holders of ordinary shares will receive £0.04 per ordinary share.

In September, we announced the introduction of a share buy-back programme of up to $50 million. By the end of the year, we had used approximately $37.5 million in acquiring approximately 7 million ordinary shares. The decision to initiate a buy back reflected the fact that the Company is significantly cash generative and has the financial flexibility to consider potential acquisitions that meet its strict investment criteria, to drive its organic development and to return capital to our shareholders.

Changes to the Board
In October, we welcomed Teresa Vega to the Board as a Non-Executive Director. Teresa has over 30 years experience gained working in the technology and telecommunications industries for leading global companies, including Motorola Inc where she was Senior Vice President and led their CDMA handset business. She also served as the Chief Operating Officer of the wireless infrastructure unit at Lucent Technologies Inc. In each of these organisations, Teresa led and built multi-billion dollar divisions and spearheaded major product launches, and her experience will bring invaluable expertise to CSR.

Also in October, Dado Banatao stood down from his position as a Non-Executive Director. A former Executive Chairman and Interim CEO at SiRF, Dado joined our Board at the time of the merger with SiRF and played an important role in the integration of the two businesses. We thank him for his contribution and strategic insight, and wish him well.

James Collier, one of our founders, decided to focus on a new entrepreneurial venture and therefore resigned from his executive role during the year. However, I am pleased to say that James remains on our board as a Non-Executive Director, where his vast experience and unique perspective on our industry will continue to be valued.

An outstanding team, playing its part to the full
Our success would not be possible without the support of our fifteen hundred strong team, which is based at 22 locations worldwide. Their impressive technical ability is a given, but I would also like to pay tribute to their customer focus and enthusiasm. Meeting customer needs is a core capability at CSR, and our people work tirelessly alongside customers to ensure that the products we develop are tailored to their specific requirements, whether they are for handsets or cameras, automotive infotainment systems, audio headsets, games or other applications.

CSR is an integral part of the communities where we operate. From Shanghai to Cambridge, the South of France to the West Coast of the USA, I am proud of the way in which our people give freely of their time and skills in order to help those communities thrive. During the year we introduced a formal Social Responsibility policy for the first time, built on the four pillars of Community, Workplace, Marketplace and Environment. The policy will help us to meet customer and shareholder expectations by providing a clear process by which we can demonstrate that we are "doing the right thing", an assurance that is as important to the Board as it is to our people.

Looking Ahead
CSR has a strong track record of delivering innovative solutions that provide our customers with high quality differentiated products. Our objective remains to grow our business through our existing markets while developing new technologies in adjacent areas which we believe complement our focus on connectivity and location and provide opportunities for growth. As part of that commitment we intend during 2011 to further increase our investment in R&D to enhance our product portfolio in areas such as Bluetooth low energy and deep indoors location where we believe we can offer compelling solutions to end consumers. We believe this will help support the extension of our customer base as well as extend our reach into growing markets such as India and China.

The combination of our talented people, our investment in them, our technologies and the successful execution on our strategy gives us considerable confidence for the future.

2.     Directors Report - Chief executive's review

The Annual Report contains the following report from the Chief Executive Officer.

Following the decisive actions we took during the downturn, we made good progress in 2010. We have emerged from the recession as a stronger business, and the first full year since the SiRF integration has delivered a broad-based and diversified company that is well-positioned to exploit extensive growth opportunities in multiple technologies.

The first six months were buoyant as the industry rebounded from a difficult 2009, and we benefited from significant restocking by our customers. Not surprisingly, the second half was more restrained as the industry returned to more normal levels of underlying growth.

Total revenue for the year rose by 33% to $800.6 million from $601.4 million in 2009. SiRF contributed some $270 million to that figure, confirming our belief that the integration would form the basis for immediate financial benefits as well as a competitive long-term product pipeline. The maiden dividend announced in October 2010 and our share buy-back programme are further expressions of confidence, underlining our ability to generate earnings growth into the future.

Market overview
Our products enhance the end-user experience across many different devices, from handsets and audio headsets to gaming, cameras and car information and communication systems. The phone you carry, the music you listen to, the games you play, the way you navigate from place to place… all these experiences and many more are enriched and enhanced by CSR products. We are a leading player in one of the fastest-growing segments of the semiconductor industry for connectivity and location.

And it is those technologies - connectivity and location, which are two of the drivers propelling and proliferating the digital, wirefree and connected world. Whether in the home, the office, the car or enjoying leisure time, people demand greater and improved connectivity, and we expect this trend to continue for the foreseeable future. Since May 2008, we have focused on the Connectivity Centre, which brings together many aspects of wireless connectivity - such as Bluetooth, FM radio, Wi-Fi, high quality audio and Near Field Communications - a strategy that is delivering real rewards.

Location has become an increasingly important aspect of the internet experience and the integration with SiRF has given us a clear market-leading position. No longer simply providing guidance from A to B via satellite navigation, location technology is the basis for many services that will soon become part of day-to-day life. It will help people find the shops they are looking for, even deep inside shopping centres, meet up with friends and discover the names of the historic monument they have just photographed, among many other examples.

In both the connectivity and location spaces, the year saw key innovations that are driving CSR forward. For example, Bluetooth low energy provides high performance but at such low levels of power consumption that a single battery could last for the entire lifetime of a device such as a TV remote control or a computer mouse. "Deep Indoors" location technology draws on different techniques to establish location, even inside large buildings or shopping centres. This is a key technology for applications such as proximity marketing, geotagging, asset tracking and secure shopping.

Catalysts for near-term growth
Focusing on 2011, there are exciting opportunities right across our business.

For the Handset Business Unit, we are working hard to take advantage of the rapidly-growing smartphone segment. Today we recognise that we have had relatively limited exposure to smartphones, particularly with regard to Bluetooth / Wi-Fi combination chips. This will be addressed during the summer of 2011 when we expect to start sampling our 40nm combination chip product. In feature phones, we continue to play to our strengths and have recently launched CSR8000, our eighth-generation family of Bluetooth chips. Our partnership with Infineon, which was announced last October, will allow phone manufacturers to quickly and easily integrate Wi-Fi and Bluetooth connectivity with shorter development time and lower associated costs.

We expect the Audio and Consumer Business Unit to enjoy significant growth in the near-term. Partnerships with Intel, Ralink and Realtek are helping us gain market share in the PC segment, while we will continue to have a strong position in digital still cameras through our location capability. Gaming remains an area of key competitive advantage and we anticipate increasing our market share during 2011. Our already strong position in high-end audio has been strengthened further by the acquisition of aptX, which was completed in July. Based in Belfast, aptX has an industry-wide reputation for audio compression technology. Through a collaboration which started in 2007, we already had been able to offer this technology to our customers, We believe that the acquisition enables us to enhance our high quality offering in a broad range of audio markets as evidenced by the adoption by Samsung Mobile of our aptX technology.

The Automotive and PND Business Unit represents our fastest-growing segment. We are already shipping to sixteen of the world's car manufacturers, and our pipeline indicates sustained growth as more customers create automotive infotainment systems that rely on seamless connectivity between devices such as tablets and netbooks, as well as phones and GPS. The penetration of all connectivity technologies and GPS is expected to continue to drive strong growth. And our design win pipeline bodes well for us: we are for instance designing in our WiFi automotive platforms with four different OEM's. In PNDs, we are very strong in China which remains a fast growing region for these products.

Strategic priorities
Going forward we have the following strategic priorities:

1.   Focused product differentiation
We are investing significantly in R&D to differentiate our products. Specifically, we are developing technology that will directly impact the end-user experience when using our products. For instance, consumers, listening to a CSR powered Bluetooth stereo headset notice not just a robust Bluetooth link but also excellent audio quality, low power consumption and state of the art echo and noise cancellation. This helps us to protect market share and improve gross margins.

Key differentiators including connectivity, location and audio quality are already enhancing the end-user experience and therefore encouraging our customers to design their products around CSR technology. We will continue to focus on differentiated products with unique, high value features, complementing our in-house skills with partnerships, mergers and acquisitions as appropriate.

2.   Disciplined development execution
With the development cycle for a new product sometimes lasting longer than the life of the product itself, timely delivery of products is critical. At CSR, we have 700 engineers based at 10 design centres around the world, working under the guidance of our new SVP Development, Klaus Buehring who joined us during 2010. A key part of Klaus' work is enhancing the existing processes we have for bringing our technologies through the key development phases to sampling with our customers that in turn creates design win opportunities. Drawing on his 25 years experience, which includes the turnaround of Freescale's billion dollar radio products division, Klaus is introducing new ways of working, which have and will continue to improve the predictability and product development cycle time of our organisation.

3.   Strong operational efficiency
For many years, CSR has been a world leader in developing the process which enables us to package our chips at the wafer-level. This approach brings benefits to better manufacturing processes, which are also cost effective - an important differentiator in our industry. The focus in recent times has been to identify and understand the key issues we face as we move to 40nm technology. We have developed a robust process design kit, electronic design automation and computer automated design tools enabling faster development and reduced time to market. We are now working closely with our supply chain partners ASE and TSMC - each of whom are world leaders in their field - to explore new three-dimensional packaging techniques.

4.   Developing our Platform capabilities
Central to our strategy is developing more complete platforms for our customers. A platform is a product that contains much of the critical semiconductor functionality in a product. For example, our headset products include not only bluetooth technology, but also audio and power management. Another example is the SiRFprima platform, which includes most of a PND's semiconductor technology on one chip. Platforms offer our customers a simpler route to designing and manufacturing their products and offer us the opportunities to differentiate. Going forward it is our intention to grow further in this area. SiRFprimaII and CSR8670 are examples of this strategy.

5.   Adding adjacent technologies
As we have grown, we have added expertise in areas adjacent to Bluetooth, such as GPS, through the acquisition of SIRF, WiFi which we have developed internally, and audio, developed both internally and through acquisitions such as CVC and aptX. As opportunities for growth present themselves in adjacent areas, we expect to continue to develop adjacent technologies.

Looking ahead
The last twelve months have seen a return to growth, building on the improvement we saw towards the latter part of 2009.

Our continued focus on the Connectivity Centre supported by market-leading strengths in location technology have energised our business and yielded a roadmap rich in potential. We anticipate that the market will continue to grow at around 15% year-on-year for the next five years. We believe that we are well positioned to exploit this growth.

The opportunities for sustained growth are diverse, exciting and extensive. I am confident that we have the strategy, the commitment and the resources to exploit them to the full in the coming years.

3.      Principal risks and uncertainties

The annual report contains the following description of principal risks and uncertainties.

The following sections set out risk factors which have been identified as a result of the review process undertaken by the executive management and Board which is explained in more detail on pages 50 to 52 of the Corporate Governance report. These reflect risks which are believed could have an adverse impact on the performance of the business and its results of operations.

The management of risk and the ways in which the Group might mitigate against the impact of such risks forms part of the day to day operations of the Group and each function. In the Business Review on pages 19 and 20, we explain matters which formed part of the reviews undertaken by management and the Board during 2010.

Risks associated with ownership of shares in the Company can be found on pages 140 to 141 of the Directors report - Corporate and share information.

Risks related to the company

Strategy

We may fail to anticipate key technological customer and market requirements on an accurate and timely basis.

We may incorrectly assess trends in technological evolution, industry standards and/or the requirements of our customers and end consumers. We may invest our R&D monies in the wrong areas, develop products that fail to meet our customers' needs, or fail to pursue product development opportunities that our competitors seize. Our success also depends on the development of these markets and adoption of the technologies by our customers. Technological and market trends are difficult to predict. If we are unable to predict market requirements, end customer demand for product features and evolving industry standards, our prospects and results of operations could be materially adversely affected.

Our technologies could be integrated into other integrated circuits, decline in importance or be superseded by superior technologies.
We derive the majority of our revenue from sales of our Bluetooth- and GPS-based products. The Bluetooth and GPS standards have each evolved over the time since their first introduction and an ever increasing array of features have been added to the chips required by our customers. We may fail to see or react to changes in the marketplace that fundamentally challenges our business model.

If our products cease to be used as an "anchor point" around which to integrate other technologies, or if the functions that our products support were ultimately integrated into one of the cellular chips in the device, our business could be materially adversely affected. Similarly, the technologies which we bring to market, for example Wi-Fi, and other technologies which we have under development or which we may release in the future, may be integrated into one of the other chips, for example in mobile phones into one of the cellular chips, which could also materially adversely affect our future business. We would also be materially adversely affected if our technologies were to decline in importance or be replaced entirely as the prevailing technology for short-range wireless communication and location-based services, or if superior technologies were developed that resulted in our products being less competitive.

The average selling prices of our products are likely to decrease rapidly.
The average selling prices of our products have historically declined significantly over their life, and this is likely to continue. We have regularly reduced the average selling prices of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors, and expect to have to do so in the future.

The global recession in 2009/10 caused a significant downturn in the semiconductor industry, resulting in our competitors becoming more aggressive in their pricing practices, behaviour which we expect to continue in the foreseeable future. Our financial results could be materially adversely affected if we fail to offset reduced prices by increasing our sales volumes, reducing our costs, or successfully introducing new products at higher prices.

Product, Technology and Execution

We may fail to develop new products on a timely basis or fail to secure new orders with our new technologies due to insufficient resources or poor programme execution.
Our success depends on our ability to develop new semiconductor solutions for existing and new markets, introduce those products in a cost-effective and timely manner, and convince leading equipment manufacturers to select those products for design into their own new products. If we are not able to develop and introduce new products successfully and in a cost effective and timely manner, our business, prospects, financial condition and results of operations will be materially adversely affected.

The development of new solutions can require us to engage third parties to provide products or resources we do not possess. Our programmes and the delivery of new products would be adversely affected if these third parties were unable to to provide us with the necessary support according to our deadlines or specifications.

Our lengthy product design cycle means we could fail to timely deliver products that have the desired performance or features.
The design and sales cycle for our integrated circuits can take up to 36 months, and in exceptional cases even longer. Achieving volume production of products using our integrated circuits can take an additional six months or more because our customers need to incorporate our technology into their own products. The lengthy design cycle makes it difficult to forecast product demand and the timing of orders, which may not ultimately materialize in accordance with our expectations. Actual customer requirements for the combination of multiple technologies and the way these are incorporated into their products may differ from our expectations. Also, CSR may fail to develop products with the combination of technologies or features that customers expect.

Even when a customer chooses our design, that customer may not order volume shipments, and in addition, the delays inherent in lengthy design cycles increase the risk that our customers may seek to cancel or modify orders.

If the introduction of products is delayed, our ability to compete and maintain market share may be materially adversely affected. If we deliver products with errors, defects or bugs, or that are susceptible to connectivity viruses, our credibility and the market acceptance and sales of our products could be materially adversely affected.

We are subject to risks associated with the transition to smaller geometry process technologies in a timely manner at a competitive cost.
To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries.

This transition will require modifications to the design and manufacturing processes of some products as well as standard cells and other integrated circuit designs that may be used in multiple products. This may result in delays in product deliveries, increased expenses or reduced manufacturing yields, all of which could materially adversely impact our results of operations.

Product Sourcing and Supply Chain

The third party foundries and subcontractors on whom we rely to manufacture, assemble and test our integrated circuit products may be unable to meet our business requirements, harming our ability to deliver products to customers.
We do not own or operate a fabrication facility. We are therefore reliant on third parties and in particular Taiwan Semiconductor Manufacturing Company (TSMC) and Advanced Semiconductor Engineering (ASE) to manufacture, assemble and test high quality products on time.

Because we are wholly reliant on third parties, we have in the past experienced and remain subject to risks, including:

●
changes to the terms on which the third parties are able or willing supply products and services to us, including adverse changes to pricing, inadequate capacity made available to us for the manufacture or testing of our products in order to meet customer orders or to support in the delivery of finished products required to satisfy those orders, for example by providing that capacity to other customers in preference to us;

●
interruptions in manufacturing or testing at supplier sites, resulting for example from earthquake, pandemic, natural disaster or geopolitical instability, shortage of materials or failures in their own suppliers;

●
changes in working practices affecting product qualification or product quality, changes in management personnel affecting working relationships, that may occur within our suppliers, including potentially as a result of reorganisations, mergers, acquisitions or disposals affecting our suppliers;

●	financial difficulties which results in their being unable to obtain the raw materials or services to satisfy particular orders, plant shut-downs or closures or cease doing business altogether;
●	quality problems in our suppliers' manufacturing sites, resulting in lower yields, product failures and product returns; and
●	limited control over delivery schedules, quality assurance and control and production costs.

Because we have no long term supply contracts, our suppliers are generally not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. If we cannot source products we need from one of our third party suppliers, we may be unable quickly to source our requirements from alternative suppliers. Any of these developments would adversely affect our ability to deliver products, undermine our perceived reliability, and harm our financial condition and results of operations.

We depend on a sole supplier for some critical components.

We purchase critical components from a single supplier for certain products. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise materially adversely affect our business and results of operations.

Errors or defects in our products could result in claims from customers.
Integrated circuits are highly complex products, and the integrated circuits that we supply to our customers are required to operate to very precise specifications. We may not detect errors or defects in the research and development of a product or in its manufacture before it is supplied to customers or installed in the customers' own finished devices. Errors and defects could result in our customers' devices being faulty, which would result in returns from consumers. If the device's failure were attributable to our products, we may face claims for losses or damages, costs for rectifying the defects or replacing the product, and loss of revenue if customers cancel orders. We have agreements with customers that provide warranty protection or indemnities. Some of these agreements have no limitations on liability, and where there are limitations they may not be enforceable.

Our insurance coverage against losses that might arise as a result of some product defects may not be sufficient to cover claims asserted against us, and may not continue to be available generally or on reasonable terms. Product defects could also have longer-term harmful effects on our reputation or our relationships with our customers. Any of the foregoing could have a material adverse impact on our business, financial condition and results of operations.

Customers and Distributors

We are highly reliant upon the success of our customers' products.
We rely on equipment manufacturers to select our products to be designed into their products. Sales of our products are largely dependent on the commercial success of our customers' products. If the customers' products are unsuccessful, our business may be materially adversely affected.

To understand customer diversification and reliance on end consumer product manufacturers, the majority of our customer disclosures are based on end customer analysis. However distributors are a key element of our onward supply chain and hence we give parallel disclosure to aid understanding of the risks in this area.

We rely on a few large customers for a significant portion of our revenue.
We work with a broad range of customers across our product portfolio but a few large customers represent a material portion of our total revenue. Our largest customer accounted for approximately 14% of our net revenue in 2010, 11% in 2009 and 19% in 2008. Our top five customers accounted for approximately 42% of our net revenue in 2010, 43% in 2009 and 50% in 2008. Our revenue could materially decline and our operating results could be materially adversely affected if we:

●	Fail to maintain a good relationship with our key customers,
●	Fail to meet the customers' product needs on a timely basis, or
●	Lose design wins for our products with our key customers.

A change in ownership of a customer or their own strategy for their products could have a material adverse affect on our business if the customer were to reduce or change its orders to us, seek alternate suppliers, or become unable or fail to meet its payment obligations to us. If any of our key customers has financial or other difficulties that affect its ability to maintain its business, it could reduce its orders to us and thus adversely affect our business and financial performance.

Financial difficulties or failure of our distributors could cause financial loss to us and affect our ability to supply products to end customers.

We supply a significant proportion of our products to end customers through third party distributors. Our largest distributor accounted for approximately 12% of our net revenue in 2010, compared with 12% in 2009 and 24% in 2008. Our distributors are wholly independent third parties, who support our own direct marketing and sales. The current economic environment presents significant challenges to the stability of distributors. These include:

●	Uncertain demand patterns, which means the distributor risks ordering more products than they require to satisfy our end customers, resulting in them holding too much stock,
●	restrictions on credit terms which means the distributor may have difficulty in selling products because the end customer does not have the cash flow to enable them to buy from the distributor, or
●	slowdown in orders meaning an end customer stops buying product because of insufficient demand,

each of which could affect our distributors' ability to continue in business.

Our own business would be disrupted if end customers are unable to obtain our products from our distributors on a timely basis. We may be unable to collect amounts due from a failed distributor for products which have been supplied or to recover those products in default of non-payment. Each of these events could have a material adverse affect on our business and financial performance.

If we are unable to protect our commercially sensitive information, our reputation could be harmed and our ability to conduct business could be impacted, which may result in loss of orders and therefore revenues.
The information shared between CSR and third parties for the development of products and technologies and the terms on which CSR conducts business with our customers are commercially sensitive and highly confidential. Our business reputation and our operating performance and results would be adversely affected if such information were to become known by third parties.

Monitoring unauthorized use and disclosure of our commercially sensitive information is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use or disclosure of our commercially sensitive information, particularly in foreign countries where the laws may not protect our commercially sensitive information as fully as in the United States and Western Europe. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or commercially sensitive information to the same extent as do the laws of the United States and Western Europe, and thus make the possibility of unauthorized use and disclosure of our commercially sensitive information more likely in these countries.

Infringement of IP Rights

We may be subject to claims that we infringe third party intellectual property rights.
Intellectual property litigation and disputes are common in our industry.
At any given time in the ordinary course of business, we have regularly received, and we may continue to receive, written notices or offers from our competitors and others claiming to have patent and other intellectual property rights in certain technology and inviting us to license this technology and related patents, including technology and patents that may apply to the Bluetooth standard or the IEEE family of standards, or other wireless or wired standards, as well as to other technology and patents relevant to our chips, software and system solutions. These notices or offers have been made directly to us and through our U.S. and foreign customers and other third parties. We have responded, or are in the process of responding, directly, or indirectly through our customers and other third parties to notices and allegations of infringement that we or our customers have received, and continue to respond regarding the offers with some of the parties that have sent the notices.

Moreover, we and customers who use our products have in the past been, and currently are, subject to patent infringement litigation. For example, we are currently engaged in litigation with parties that claim our products infringe their patents as discussed in note 31 to the Financial Statements. We and customers who use our products may be subject to further intellectual property claims by third parties alleging infringements of their patents or other intellectual property rights.

Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. Other parties, including companies that assemble a portfolio of patents and use it to derive substantial licensing revenues, may assert intellectual property infringement claims against our products.

Intellectual property claims could adversely affect our ability to market our products, require the re-design of our products or require us to seek licenses from third parties, and seriously harm both our reputation and operating results.
The defence of such claims, whether or not determined in our favour or settled, could result in significant costs, harm our reputation and divert the attention of our management or other key employees. As we diversify into different wireless technologies, we may become more susceptible to these types of infringement claims. Any of the foregoing could have a material adverse impact on our business, operating expenses, financial condition and results of operations. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact. If infringement claims are brought against us, these assertions could distract CSR's management and necessitate the expenditure of potentially significant funds and resources to defend or settle such claims. No assurance can be made that third parties will not seek to commence additional litigation against us, or that the pending and/or additional litigation will not have a material adverse effect on our business.

We cannot be certain that we will have the financial resources to defend itself against any patent or other intellectual property litigation. Our costs and potential liability are increased to the extent we have to indemnify or otherwise defend our customers. If we are unsuccessful in any challenge to its rights to market and sell its products, we may, among other things, be required to:

●	pay actual damages, royalties, lost profits and/or increased damages and the third party's attorneys' fees, which may be substantial;
●	cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;
●
expend significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others' intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

●
obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or to cease marketing the challenged products.

Before we could be successful in defending an infringement claim, our customers may already be reluctant to include us on their future product design. Therefore, even if we are successful in defending an infringement action, negative publicity could already have a material adverse effect on its business in addition to the expense, time delay, and burden on management of the litigation itself.

Protection of IP Rights

We may fail or be unable to obtain sufficient intellectual property protection of our proprietary technology, which could harm our competitive position and increase our expenses.
Protecting our proprietary technology is an important part of being able to compete successfully. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States and Western Europe. If competitors are able to use our technology, our ability to compete effectively could be harmed.

Our patent applications may not provide sufficient protection for all competitive aspects of our technology or may not result in issued patents. Issued patents may not provide competitive advantages to us. For example, our competitors may be able to effectively design around our patents, or the patents may be challenged, invalidated or circumvented. Those competitors may also independently develop technologies that are substantially equivalent or superior to our technology and may obtain patents that restrict our business. Moreover, while we hold, or have applied for, patents relating to the technology used in our products, some of our products are based in part on standards, for which we do not hold patents or other intellectual property rights.

The laws of some foreign countries, such as China, in which we operate and/or from which we derive significant amounts of revenue, do not protect intellectual property to the same extent as, for example, the laws of the United States and Western Europe. Our competitors may independently develop similar technologies or design around our patents and could also successfully challenge any issued patent.

Even where we have an issued patent, we may choose not to pursue all instances of patent infringement. Our failure or inability to obtain sufficient patent protection could harm our competitive position and increase our expenses if we are required to pay license fees under patents issued to others.

We may incur indemnity obligations under our contracts with customers that could adversely impact our business.
We have agreed to indemnify some customers for costs and damages of intellectual property infringement in some circumstances, which may subject us to significant indemnification claims by our customers or others. We may also have to defend related third-party infringement claims made directly against us.

In some instances, our products are designed for use in devices used by potentially millions of consumers, such as cellular telephones, and our server software is placed on servers providing wireless network services to end-users, both of which could subject it to considerable exposure should an infringement claim occur. We have received notice from customers that they have been notified by one of our competitors that the incorporation of our chip sets into products breaches that competitors own intellectual property and/or requires the payment of patent license fees to the competitor. If this competitor or another competitor pursued such claims, our business could be materially adversely affected.

Staff

Loss of key employees or failure to equip employees with the necessary skills and capabilities to support the Company's strategy could hurt our competitive position.
Our success depends to a significant extent upon our senior executives and R&D, engineering, marketing, sales, support and other personnel and our ability to continue to attract, retain and motivate qualified personnel. The loss of the services of any of these key personnel without adequate replacement or the inability to attract new qualified personnel could have a material adverse affect on us.

We also need to ensure that our employees have the skills and capabilities necessary for the Company to develop new technologies and products to compete effectively and secure new business. The failure to provide adequate training or development, through lack of investment or planning could affect staff retention or mean that staff do not possess the knowledge and skills needed by the Company to deliver on its strategy. This could have a material adverse affect on the Company's operating and financial results.

Mergers and Acquisitions

Any future mergers or acquisitions that CSR might undertake could fail to achieve anticipated commercial, technological or financial benefits, including synergies, and could divert management's attention, cause ownership dilution to our shareholders, and adversely affect our results of operations and share price.
From time to time, we have made, and may in the future make acquisitions and engage in mergers and other strategic transactions that are intended to support our business and commercial objectives, growth and diversification. Our strategic transactions may fail to achieve the desired objectives, including for example cost savings, revenue enhancements or technology advancements. In particular, our ability to successfully realise cost synergies and revenue enhancements and the timing of this realisation may be adversely affected by a variety of factors, including but not limited to:

●
the risk that key employees in acquired businesses may leave, for instance because they are insufficiently incentivised to remain, do not integrate well with our management culture, or are enticed away by competitors;

●	difficulties in retaining or developing the customer relationships of the acquired company;
●	the difficulty of implementing cost savings plans;
●	the difficulty in identifying and managing liabilities associated with any business we acquire;
●	the technical challenges associated with combining the technologies of the acquired company with our own technologies; and
●	unforeseeable events, including major changes in the industries and markets in which we and the acquired company operate.

The success of any strategic transactions will depend on, among other things, our ability to identify suitable acquisition targets and to finance the transaction. Consideration of strategic opportunities could divert management's attention from our business and the financing of acquisitions may negatively impact our financial condition and could require us to seek funding from the capital markets, or result in substantial dilution to shareholders.

These and other factors may cause a material adverse effect on our business, prospects, results of operations and financial condition.

Compliance with laws and regulations

International economic, political and other risks may harm our results of operations.
We derive nearly all of our revenue from sales outside of the U.K. Because we conduct business internationally, we are subject to economic, political and other risks in each of the countries in which we operate, and our customers are subject to these risks in the countries in which they operate. Such risks include:

●
Ensuring compliance with multiple sets of laws and regulations, which can change often and may be in conflict, relating to the import and export of our and our customers' products, employment, taxes, and other laws and regulations that apply in our industry;

●	Complying with local business practices and managing cultural differences;
●	Working with local infrastructure and transportation networks; and
●	Designing products to comply with local regulatory requirements.

If we or our customers fail, or are unable, to manage these risks in the various markets in which we operate, our results of operations may be materially adversely affected.

Internal infrastructure

We rely on Information Technology and automated systems to conduct our business.
We rely on Information Technology (or "IT") and automated systems to support our operations globally. A failure or interruption to these systems could materially and adversely affect our business and operations and as a result our financial performance. If our IT systems were to fail or be disrupted this could adversely affect many aspects of our business, from the development of products, to the ordering and delivery of products, to the accurate recording of financial information would be adversely affected.

The loss of IT systems could affect our development work, for example by delaying a project, causing errors to occur in the software we develop for our products, or could mean that we are unable to launch new products on time. In addition, loss of our systems could disrupt or cause delays in recording and satisfying customer orders, or result in errors in ordering of products from our suppliers. We could also lose the means to make decisions on the conduct of our business on a timely basis which could affect business or investment decisions.

If our IT systems fail to evolve in conjunction with the needs of our business, for example because of lack of investment or failure to predict future business needs, our ability to develop new products, maintain adequate operating systems or grow our business could be adversely affected. Any of these events could result in loss of business, additional costs, or inaccurate recording of key business and financial information, which could materially adversely affect our business and results of operations.

Competition

We may fail to compete successfully in a very competitive market.
The market for our products is highly competitive and rapidly evolving. We compete in different product lines to varying degrees on the following characteristics:

●	price;
●	technical performance;
●	product features;
●	product system compatibility;
●	product design and technology;
●	timely introduction of new products;
●	product availability;
●	manufacturing yields; and
●	sales and technical support.

Given the intense competition in the semiconductor industry, if our products are not selected by current or potential customers, our business, financial condition and results of operations will be materially adversely affected.

We are seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/ or loss of market share. Within our markets, we face competition from public and private companies, as well as the in-house design efforts of our customers. A number of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. We may fail to compete successfully, which could materially adversely affect our business and financial performance.

Economic Environment

Our business is highly cyclical, subject to rapid change and evolving industry standards, and has experienced significant downturns, including in connection with the recent global financial crisis.
We operate in the global semiconductor industry, which is highly cyclical, subject to rapid change and evolving industry standards and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions, including in connection with the recent global financial crisis. Such downturns have reflected decreases in product demand, production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which can have a material adverse affect on our business. These factors have in the past and may in the future cause substantial fluctuations in our revenue and results of operations.

We may not accurately forecast demand for our products, and as a result may hold excess inventory or suffer from product shortages.

The level of inventory required in our business is sensitive to changes in the actual demand for our products compared with our forecast of sales of those products. If changes in actual market conditions are less favourable than those projected, we will hold higher levels of inventory than is required to satisfy customer demand. In addition, we supply a wide range of products which are not interchangeable between customers or applications.

Accurate forecasting of demand in the volatile and dynamic sectors in which we operate can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products.

Actual demand from our customers compared to forecasted demand has the potential to vary significantly. If changes in actual market conditions are less favourable than those projected, we will hold higher levels of inventory than is required to satisfy customer demand. This may result in us holding inventory which we are unable to sell, due to customers no longer requiring the product held in inventory. We may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive to customers to enable us to sell the excess inventory. In this situation we may suffer reduced margins, inventory write-offs or both.
Similarly, in time of growing demand, either generally or for particular products, we may not order sufficient inventory to satisfy customer requirements and as a result not be able to meet customer orders in a timely manner. Obtaining additional supply may be costly or impossible, and failing to meet customer needs may adversely affect customer relationships and reduce our revenue. Any of the foregoing could have a material adverse affect on our financial condition and results of operations.

Consumer demand

Depressed economic conditions may continue to adversely affect our financial performance.
Our products are predominantly supplied for adoption into devices intended for the consumer market. If depressed economic conditions persist or worsen, demand levels for our customers' products, and therefore for our products, are likely to be materially adversely affected. We expect that a substantial portion of our revenue will continue to be derived from the sale of our technologies to the consumer electronics market and therefore, to the extent that sales of such consumer devices decline, our revenue and our results of operations and financial condition could be materially adversely affected. Any difficulties experienced by customers and suppliers in accessing sources of liquidity could seriously disrupt their businesses, which could lead to a significant reduction in their future orders of our products or the inability or failure on their part to meet their payment obligations to us.

Risks related to the industry

Our quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict and, if we do not meet quarterly and therefore annual financial expectations, our share price will likely decline.
Our quarterly and therefore annual revenue and operating results are affected by a wide variety of factors, making them difficult to predict. Our results have in the past fluctuated significantly from quarter to quarter, a trend we would expect to continue. Our operating results in some quarters or annual periods may be materially below market expectations, which would cause the market price of our shares to decline. Our quarterly or annual periods operating results may fluctuate as a result of the risks discussed in this section and other factors, including:

●	global economic conditions;
●	the cyclical nature of the semiconductor industry,
●	inventory management;
●	technological changes;
●	performance of our key customers in the markets they serve;
●	delays in the introduction of new products;
●
changes in the relative volume of sales of our chip sets, our premium software offerings and our IP cores or other products and product mix, which have significantly different average selling prices and gross margins;

●	unpredictable volume, timing and cancellation of customer orders;
●	the availability, pricing and timeliness of delivery of components used in our customers' products;
●	changes in foreign exchange rates;
●	the timing of new product announcements or introductions by us or by our competitors;
●	design losses to our competitors;
●	the introduction or delay in launch of the our customers' products that use our technology;
●	a decision by one of our customers to terminate use of our technology;
●	seasonality in our various target markets;
●	difficulties in managing our product transitions effectively;
●	intangible asset write-downs; and
●	developments in litigation proceedings involving the company, including fluctuations in litigation expenses.

We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular period is lower than we expect, we may be unable to reduce our operating expenses proportionately for that period, which would harm our operating results.

Risks related to owning CSR ordinary shares

The following risk factors have been identified in connection with a US investor holding ordinary shares in CSR plc.

As we do not currently intend to list our ordinary shares on any U.S. national securities exchange or create a sponsored ADR program, a U.S. trading market for our ordinary shares may not develop.
As we do not currently list our ordinary shares on any U.S. securities exchange, or have a sponsored American Depositary Receipt program for our ordinary shares a U.S. trading market for our ordinary shares may not develop. Furthermore, it may be time-consuming and expensive for U.S. holders of our ordinary shares to dispose of their ordinary shares.

We may decide in the future to terminate our reporting obligations under the Exchange Act.
We may decide to deregister the ordinary shares with the SEC and terminate our reporting obligations under the Exchange Act if we comply with the SEC requirements to effect such termination. For example, because we have filed this Annual Report on Form 20-F with the SEC, following twelve months after the effective date of the registration statement on Form F-4 that we filed in June 2009, we will have the ability to terminate our registration under the Exchange Act if there are less than a certain number of resident U.S. holders of our ordinary shares or if the trading volume of such shares is below a certain level. Were we to terminate our registration under the Exchange Act, we would no longer be subject to SEC reporting requirements (for example, the requirement to file annual reports on Form 20-F and information regarding certain material events on Form 6-K) and other obligations (for example, those arising under the Sarbanes-Oxley Act of 2002) of an SEC reporting company.

We may be treated as a passive foreign investment company.
As a company domiciled outside of the United States with substantial cash assets, there is an ongoing risk that the Company may be treated as a passive foreign investment company (often referred to as a "PFIC") for U.S. federal income tax purposes depending on the ratio of our share price (which affects the valuation of certain assets including goodwill) to our holdings of cash and liquid assets such as bank deposits and marketable securities. A non-U.S. corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered "passive assets" (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, our market valuation and future financial performance. We believe we were not a PFIC for the taxable year ended in December 2009, but if we were to be classified as a PFIC for any future taxable year, holders of CSR ordinary shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.
Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and the United States. In particular, the exercise of pre-emptive rights by U.S. shareholders would be prohibited unless the rights offering is registered under the Securities Act or an exemption from the registration requirements of the Securities Act applies. If no exemption applies and we do not wish to register the rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. We are also permitted under English law to disapply pre-emptive rights (subject to the approval of our shareholders by special resolution and investor committee guidance on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, including in the United States, from participating in a rights offering (usually to avoid a breach of local securities laws).

Your rights as a CSR shareholder will be governed by English law, which may differ from the laws of other jurisdictions.
Because CSR is a public limited company incorporated under the laws of England and Wales, your rights as a shareholder will be governed by English law and by CSR's Memorandum and Articles of Association. These rights differ from the typical rights of shareholders in companies in other jurisdictions. For further information with respect to our ordinary shares, see "Memorandum and Articles of Association."

Shareholders in countries outside of the United Kingdom may have difficulty suing us or our directors, or in enforcing judgments obtained outside of the United Kingdom.
CSR is domiciled in the United Kingdom, and most of our directors are residents of the United Kingdom. As a result, it may not be possible for shareholders in other countries to begin litigation against us or our directors, or to obtain discovery of relevant documents and/or the testimony of witnesses. Shareholders in other countries may have difficulties in enforcing judgments obtained outside of the United Kingdom.

The market value of our ordinary shares may be adversely affected by fluctuations in the exchange rate between the pound sterling and other currencies.
Fluctuations in the exchange rate between the pound sterling and other currencies will affect the market value of our ordinary shares when expressed in that other currency. If the relative value of the pound sterling to another currency declines, the equivalent value against the pound sterling price of our ordinary shares traded on the London Stock Exchange will also decline. Although our current policy is not to pay dividends, any dividends we may decide to pay in the future would be paid in pounds sterling, which would be subject to the same risks. Shareholders outside the United Kingdom who sell their shares must do so on the London Stock Exchange against payment in pounds sterling. As a result of any fluctuations in the exchange rate between the currency of choice of the shareholder and the pound sterling, non-U.K. resident shareholders may receive a reduced value upon the sale of their ordinary shares and will also incur transaction costs when converting the pound sterling into another currency.

The market price of our ordinary shares is volatile. Our shareholders may be unable to resell their shares at or above the price at which they acquired them.
The stock market in general and our ordinary shares in particular have recently experienced significant price and volume volatility. Our ordinary shares are subject to significant fluctuations due to many factors, including but not limited to fluctuations in operating results, announcements regarding new products, product enhancements or technological advances by us or our competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. Our share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors' or analysts' valuation measures for our stock, changes in global financial markets and global economies and general market trends unrelated to our performance. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of our ordinary shares could be adversely affected by these factors and fluctuations.

4.      Related party transactions

The Annual Report contains the following note on related party transactions.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel
The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended 31 December 2010 $'000	52 weeks ended 1 January 2010 $'000	53 weeks ended 2 January 2009 $'000
Short-term employee benefits	4,582	5,774	3,850
Post-employment benefits	228	273	241
Share-based payment	1,398	(473)	537
	6,208	5,574	4,628

Prior to the acquisition of SiRF Technology Holdings, Inc., Diosdado Banatao held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 1,590,049 CSR ordinary shares and 46,081 options to acquire CSR ordinary shares.

Prior to the acquisition of SiRF Technology Holdings, Inc. Kanwar Chadha held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which were subsequently assumed by CSR.

With effect from completion on 26 June 2009, these interests were converted into a holding of 633,510 CSR ordinary shares and 478,010 options to acquire CSR ordinary shares.

During 2009, Joep van Beurden (CEO) became Vice Chairman of the Global Semiconductor Alliance (GSA). CSR plc has paid membership fees of $25,000 to the GSA in the course of 2010 (2009: $32,600). These transactions were at arm's length.

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below:

	52 weeks ended 31 December 2010 $'000	52 weeks ended 1 January 2010 $'000
Cambridge Silicon Radio Limited
- Funding received from Cambridge Silicon Radio Limited	66,002	48,289
- Dividends paid from Cambridge Silicon Radio Limited	(300,000)	-
- Services received from Cambridge Silicon Radio Limited	2,733	2,814
- Interest charged on intercompany balance	534	722
CSR Employee Benefit Trust
- Exchange gains and loss	833	3,286
- Funding provided	303	-
- Impairment of intercompany loan	23,554	-
SiRF Technology, Inc.
- Funding provided	(399)	(1,002)
APT Licensing Limited
- Funding provided	(2,061)	-
- Forgiveness of intercompany loan	2,061	-

A dividend in specie of $21.4 million was received by the Company from Cambridge Silicon Radio in 2010, in respect of the US reorganisation (note 46).

Balances between the Company and its subsidiaries, which are related parties, are disclosed below:

	31 December 2010 $'000	1 January 2010 $'000
Cambridge Silicon Radio Limited	(48,607)	(279,340)
CSR Employee Benefit Trust	7,621	32,311
SiRF Technology, Inc.	1,401	1,002

5.    Directors' responsibility statement

The Annual Report contains the following statement.

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the Company financial statements under IFRSs as adopted by the EU. The financial statements are also prepared in accordance with the IFRS as issued by the International Accounting Standards Board. Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

●	properly select and apply accounting policies;
●	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
●
provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

●	make an assessment of the company's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the persons who is a director at the date of the approval of this report confirms that:

●	so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware;
●
the director has taken all the steps that he ought to have taken as a director to make himself aware of the relevant audit information and to establish that the Company's auditors are aware of that information;

●
the Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of CSR and the undertakings included in the consolidation taken as a whole; and

●
the report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole together with a description of the principal risks and uncertainties that they face.

The directors, having prepared the Financial Statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion.

Enquiries:

CSR plc Will Gardiner, Chief Financial Officer Cynthia Alers, Director, Investor Relations Tel: +44 (0) 1223 692 000

FD UK
James Melville-Ross Haya Herbert-Burns Tracey Bowditch Tel: +44 (0) 20 7831 3113

This information is provided by RNS The company news service from the London Stock Exchange
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